Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO

THE AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS OF PREFERRED STOCK

OF

ORTHOPEDIATRICS CORP.

OrthoPediatrics Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

FIRST: That the Board of the Corporation (the “Board”), at a meeting of the Board held on April 20, 2017, adopted a resolution proposing and declaring advisable the following amendments to the Amended and Restated Certificate of Designations, Preferences and Rights of Preferred Stock of the Corporation (the “Certificate of Designations”):

RESOLVED, that Article 3 of the Certificate of Designations be amended by inserting the following in lieu of the existing Section 3.2 of Article 3, so that as amended, Section 3.2 of Article 3 shall be and read in its entirety as follows:

“3.2           Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation. The holders of record of the shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of the Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. One of the directors elected by the holders of record of the Series A Preferred Stock, or any designee thereof, shall have the right to attend any (i) meeting at which any advisor to the Corporation or potential acquirer or strategic partner is present, (ii) investor presentation by the Corporation or (iii) other meeting at which a transaction requiring approval of the Preferred Stock is discussed. The holders of record of the shares of Series B Preferred Stock and/or shares of Common Stock issued upon conversion of the Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series B Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and the Series A Preferred Stock and Series B Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.”

RESOLVED FURTHER, that Article 6 of the Certificate of Designations be amended by inserting the following in lieu of the existing Section 6.1 of Article 6, so that as amended, Section 6.1 of Article 6 shall be and read in its entirety as follows:

“6.1           Redemption. Shares of Preferred Stock shall be redeemed by the Corporation out of funds lawfully available therefor at a price equal to the greater of (i) the Original Issue Price per share, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon and (ii) the Fair Market Value (as defined below) of the Preferred Stock (the “Redemption Price”) not more than sixty (60) days after receipt by the Corporation at any time on or after May 31, 2019, or in the event that the Corporation and its consolidated subsidiaries shall have reported gross revenue of at least $55.0 million in its audited financial statements for its fiscal year ended December 31, 2018, then at any time on or after May 31, 2020, of written notice from the holders of 51% of the outstanding shares of Preferred Stock, exclusively and electing together as a single class requesting redemption of the Preferred Stock. As used herein, “Fair Market Value” shall be the fair market value, as mutually determined in good faith by (i) the Board of Directors of the Corporation and (ii) the holders of the shares of Preferred Stock and; provided, that if the Board of Directors and the holders of a majority of the shares of Preferred Stock requesting redemption do not agree with the determination of fair market value, the valuation shall be made by a nationally recognized appraiser selected by the holders of a majority of the shares of Preferred Stock requesting redemption and the Board of Directors or, if they cannot agree on an appraiser within twenty (20) days after initiation of the fair market value determination process, each shall select a nationally recognized appraiser within five (5) days following the expiration of such twenty (20) day period, and the two appraisers shall designate a third nationally recognized appraiser within ten (10) days following the expiration of such twenty (20) day period. Such third appraiser shall complete an appraisal of such fair market value within thirty (30) days following its designation, and its appraisal shall be determinative of such value. The cost of such appraisal shall be borne by the Corporation. The date of payment shall be referred to as the “Redemption Date”. On the Redemption Date, the Corporation shall redeem all of the Preferred Stock owned by the holders requesting redemption. If the Corporation does not have sufficient funds legally available to redeem on any Redemption Date all shares of Preferred Stock to be redeemed on such Redemption Date, the Corporation shall redeem a pro rata portion of each holder’s redeemable shares of such capital stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.”

SECOND: That thereafter, the stockholders of the Corporation entitled to vote thereon approved this Certificate of Amendment of the Certificate of Designations pursuant to a written consent of stockholders, in accordance with Sections 228 and 242 of the DGCL and the By-Laws of the Corporation.

THIRD: That this Certificate of Amendment of the Certificate of Designations shall be effective as of the date of filing with the Secretary of State of the State of Delaware.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 26th day of April, 2017.

ORTHOPEDIATRICS CORP.

By:	/s/ Mark Throdahl
Mark Throdahl, President and
Chief Executive Officer